UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 12, 2007
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
107 – 930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

MATERIAL CHANGE REPORT
Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OSI GEOSPATIAL INC.
#107 – 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4600

Item 2:	Date of Material Change

February 12, 2007

Item 3:	Press Release

A press release was issued on February 12, 2007 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) (OSI) today announced that it will relocate its corporate headquarters from North Vancouver, British Columbia to Ottawa, Ontario.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated February 12, 2007

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

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Item 8:	Senior Officer

Mr. Ken Kirkpatrick
Chief Executive Officer
107 – 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 12th day of February 12, 2007

“Ken Kirkpatrick”
(Signature)

Ken Kirkpatrick
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

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News Release
Schedule “A”
FOR IMMEDIATE RELEASE
OSI Geospatial to Relocate Corporate Headquarters from Vancouver to Ottawa
February 12, 2007
Vancouver, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today that it will relocate its corporate headquarters from North Vancouver, British Columbia to Ottawa, Ontario. The company will maintain its Offshore Systems, Ltd. operations in Vancouver, its CHI Systems Inc. operations in Philadelphia, San Diego and Orlando and its Mapcon Mapping Inc. operations in Salt Lake City and Vancouver. Its Ottawa headquarters will be established by June 2007 and will become the base of operations for the company’s executive management team and senior business development personnel.
“Relocating to Canada’s capital will position us to more effectively develop our Canadian defense business, access key customers in the U.S. and Europe, and access investors in major eastern U.S. and Canadian cities,” said Ken Kirkpatrick, president and CEO. ”We strongly believe that this is an important step in the development of our company and the implementation of our growth strategy.”
About OSI Geospatial
OSI Geospatial Inc. delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, communications, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI Geospatial systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with

News Release
the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2006 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Megan Helmer
Manager, Investor Relations
+1 604 904 4627 or +1 888 880 9797
+1 604 987 2555 (FAX)
invest@osigeospatial.com

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”
Title: President & CEO

Date: February 12, 2007